This endorsement, effective at 12:01 AM, 12/31/2013, forms a part of

Policy number: 6214358

Issued to: Ramius IDF LLC and Ramius IDF Master Fund LLC

By: National Union Fire Insurance Company of Pittsburgh, PA

BOND PERIOD EXPANDED RIDER

In consideration of the additional premium of $153.43, it is hereby understood and agreed that Item 2 of the Declarations is deleted in its entirety and replaced with the following:

Item 2.	Bond Period: from **12:01a.m. 12/31/2013 to 12:01a.m. 1/31/2015** the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

It is further understood and agreed that the Aggregate Limit of Liability and any applicable Single Loss Limit of Liability for the expanded Bond Period shall be part of and not in addition to the Aggregate Limit of Liability stated in the Declarations of this bond.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.
©American International Group, Inc. All Rights Reserved



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AUTHORIZED SIGNATURE



This endorsement, effective at 12:01 AM, 12/31/2013, forms a part of

Policy number: 6214358

Issued to: Ramius IDF LLC and Ramius IDF Master Fund LLC

By: National Union Fire Insurance Company of Pittsburgh, PA

BOND PERIOD EXPANDED RIDER

In consideration of the additional premium of $138.99, it is hereby understood and agreed that Item 2 of the Declarations is deleted in its entirety and replaced with the following:

Item 2. Bond Period: from **12:01a.m. 12/31/2013 to 12:01a.m. 2/28/2015** the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

It is further understood and agreed that the Aggregate Limit of Liability and any applicable Single Loss Limit of Liability for the expanded Bond Period shall be part of and not in addition to the Aggregate Limit of Liability stated in the Declarations of this bond.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED SIGNATURE

PROPOSED RESOLUTION
~ Collective Voting by All Managers – All Funds ~

Annual Renewal of Fidelity Bond and Joint Insured Fidelity Bond Agreement

Proposed Actions:

RESOLVED, that the Board of Managers, including all of the Independent Managers, hereby ratifies the renewal of the fidelity bond issued by Chubb Group of Insurance Companies (the "Fidelity Bond") covering any employee of the insured, as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under Section 17(g) of the 1940 Act and maintained jointly by the Funds in the amount of $750,000 and determines that the Fidelity Bond is reasonable in form and amount, after having given due consideration to the value of the estimated aggregate assets of the Funds and the other named insured to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Funds and the other named insured; and further

RESOLVED, that the total amount of coverage under the Fidelity Bond is at least equal to (i) the amount of coverage which the Funds would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) had the Funds not been named as joint insureds in the Fidelity Bond, plus (ii) such other amounts of coverage that other insured parties would have had to provide and maintain pursuant to federal statutes or regulations had such other parties not been covered by the Fidelity Bond; and further

RESOLVED, that the Board of Managers, including all of the Independent Managers, hereby ratifies and approves the Fidelity Bond and ratifies the payment by the Funds of the annual premium on the Fidelity Bond, after giving due consideration to all relevant factors, including, but not limited to, the number of other insured parties, the nature of the business of such other parties, the amount of the coverage under the Fidelity Bond, and the ratable allocation of the premium among parties named as insureds, based on the relative assets of such parties; and further

RESOLVED, that in the event that the amount of coverage under the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, and officer of the Funds be, and hereby is, authorized to increase the amount of the Fidelity Bond coverage to comply with such requirements and to allocate any additional premium payable on the Fidelity Bond among the Funds and the other named insured based on their relative assets; and further

RESOLVED, that the Chief Financial Officer of the Funds is herby designated to make all filings with the SEC and to give all notices on behalf of the Funds required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act; and further

RESOLVED, that the Joint Insured Agreement previously entered into by the Funds, shall continue to define the rights and responsibilities of the insureds with respect to the Fidelity Bond and the sharing of recoveries thereunder in the event of a loss incurred by the named insureds.

The extension policy premium of $153.43 and $138.99 was paid for the period commencing December 31, 2014 through January 31, 2015 and February 28, 2015, respectively.

Joint Insured Agreement

WHEREAS, Ramius IDF LLC and Ramius IDF Master Fund LLC (the "Funds") are each non-diversified, closed-end management investment companies registered as such under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Funds are required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and

WHEREAS, paragraph (b) of Rule 17g-1 provides that the fidelity bond may be in the form of a joint insured bond covering the Funds; and

WHEREAS, the Board of Managers of each Fund (the "Managers"), including a majority of those Managers who are not "interested person" (as that term is defined by the 1940 Act) of the Fund, have made the determinations required by Rule 17g-1, including those provisions specifically applicable to a joint insured bond;

NOW, THEREFORE, the Funds hereby agree as follows:

1. The Funds will each pay a portion of the premiums for the joint insured fidelity bond which is allocated to each party pro rata according to the percentage the party's net assets bears to the aggregate net assets of all the insured parties.

2. In the event recovery is received under the joint insured bond as a result of a loss sustained by more than one of the insured parties, each party shall receive an equitable and proportionate share of the recovery, but such recovery shall be in an amount at least equal to the amount which such party would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

Dated: April 6, 2015

Ramius IDF LLC
By: /s/ Stuart Davies
Name: Stuart Davies
Title: Principal Manager

Ramius IDF Master Fund LLC
By: /s/ Stuart Davies
Name: Stuart Davies
Title: Principal Manager